

SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

February 3, 2010


10015189

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon Ross
Corporate Secretary
for **SULTAN MINERALS INC.**

SR:lsc
Enclosures

United States Sec Filing
February 3, 2010

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated December 8, 2009;
2. News Release – dated December 16, 2009;
3. News Release – dated January 11, 2010;
4. News Release – dated January 15, 2010;

Correspondence with Securities Commission(s)

5. No correspondence filed.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

December 8, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS RECEIVES APPROVAL TO ACQUIRE HISTORIC SILVER MINE

December 8, 2009, Vancouver, BC - Sultan Minerals Inc. (SUL–TSX Venture) ("Sultan") is pleased to announce that the TSX Venture Exchange has accepted for filing documentation of Sultan's acquisition of the Aspen Silver-Lead-Zinc Property located approximately six kilometres southeast of Salmo, British Columbia, Canada (see news release of November 24, 2009). **The acquisition of this historic silver mine gives Sultan title to a 14-km long section of the Kootenay Arc silver-lead-zinc belt. Sultan now holds 18,000 hectares of mineral titles and is the largest mineral tenure owner in this famous mining camp. Sultan's property is host to five former mines including British Columbia's second and third largest historic lead-zinc-silver mines and Canada's second largest tungsten mine with combined historic production of 15.3 million tonnes worth more than $2.0 billion in gross metal values at current prices (see map).**

Sultan is presently exploring for extensions to the historical lead-zinc-silver mineralization on its adjacent claims and is awaiting results of a recently completed geochemical sampling program and a magnetometer geophysical survey over the Garnet and HB mines.

Giroux Consultants Ltd. of Vancouver, BC is currently completing a resource estimate for the Jersey Lead-Zinc-Silver mine situated 8 km south of the Aspen mine. This study follows up results of 19,000 metres of drilling in 94 exploration drill holes completed by Sultan in 2007–8 but will incorporate logs and assay data from 4,948 historic production drill holes. The Jersey Mine was the largest producer in the Kootenay Arc camp but closed in 1973 due to low metal prices.

Sultan has a large database of mine records for the historic mines, including geological maps, mine plans, mine sections, drill logs and assays for more than 8,000 surface and underground diamond drill holes. Mr. Ed Lawrence, P.Eng., former Manager of Sultan's adjacent Jersey and Emerald Mines, is undertaking a review of the historical HB Mine and Garnet mine records in order to locate remnant mineralization and identify exploration targets for future follow up.

Mr. Perry Grunenberg, P.Geo., of PBG Geoscience of Kamloops, B.C., is supervising the geochemical and geophysical programs and is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com



Sultan Minerals Inc.
Jersey Emerald Property
Kootenay Zinc Belt
N
SALMO
ASPEN MINE
1.3% Zn, 1.5% Pb,
1,298.0 g/t Ag
British Columbia
HB MINE
Past Production
7.3 Million Tons
4.5% Zn, 0.8% Pb, 5.0 g/t Ag
GARNET MINE
Property Border
TECK CORP.
VICTORY TUNGSTEN DEPOSIT
62,000 Tons
0.54 %WO3
Assays are historical in nature and were compiled before the implementation of NI 43-101 Standards for Disclosure of Mineral Projects.
SUMMIT GOLD DEPOSIT
Past Production
1,205 Tons
34.6 g/t Au
EMERALD MINE
Past Production
1.6 Million Tons
0.76% WO3
JERSEY MINE
Past Production
8.0 Million Tons
4.0% Zn, 1.8% Pb, 3.0 g/t Ag
ALFIE TUNGSTEN DEPOSIT
TECK CORP.
MEADOW
900.0 g/t Ag
LOST CREEK TUNGSTEN DEPOSIT
0.18% WO3 /12m
TUNGSTEN KING DEPOSIT
8.6% Zn, 0.6% Pb
TRUMAN HILL DEPOSIT
9.4% Zn, 1.4% Pb
LEGEND
Kootenay Pb-Zn-Ag Belt
(LAIB Formation ~ Reeves Lst.)
Historic Mine
Zinc Deposit
Tungsten Deposit
kilometres
Perry Grunenberg, P. Geo., is Sultan's "Qualified Person".
5450000
5448000
5446000
5444000
5442000
5440000
5438000
5436000
5434000

This release was prepared by Sultan's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Sultan expects are forward-looking statements. Although Sultan believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Sultan, investors should review Sultan's filings that are available at www.sedar.com or Sultan's website at www.sultanminerals.com.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

December 16, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Year End Update and Project Review

December 16, 2009, Vancouver, BC - Sultan Minerals Inc. (SUL–TSX Venture) ("Sultan") is pleased to provide a year-end project review. Sultan has two advanced exploration projects in the Kootenay Region of southeastern BC with drill programs planned for 2010 on both projects. Sultan's experienced management team and board of directors, with a history of exploring, developing and financing mining projects, are committed to advancing Sultan's projects. With over $1.75 million in unallocated working capital Sultan is well positioned to commence its planned 2010 projects.

In 2009 Sultan aggressively explored and expanded the two projects, each of which has a NI 43-101 compliant mineral resource estimate:

- **Kena**: Gold-Copper project
- **Jersey-Emerald**: Tungsten-Lead-Zinc-Silver, and Molybdenum project

Kena Gold-Copper Project, BC:

Sultan's 8,173-hectare Kena Gold-Copper Project encompasses two areas of porphyry-style gold mineralization – the Gold Mountain and Kena Gold Zones situated within an 8.0-km long gold geochemical anomaly. Sultan tested the two zones with 12,000 metres of diamond drilling in 80 drill holes and a preliminary NI 43-101 resource estimate was prepared by Giroux Consultants Ltd. in June 2004. The report shows a measured and indicated resource of 11,820,000 tonnes containing 381,000 ounces of gold at an average grade of 1.0 g/T using a 0.5 g/T cut-off grade for gold. An additional inferred resource of 12,150,000 tonnes containing 389,000 ounces of gold at the same grade (June 7, 2004, News Release) expands the potential size and should be increased with additional diamond drilling.

In June 2009, the Company contracted Dr. Jim Oliver, P.Geo to conduct an independent assessment of Sultan's Kena Gold Property. Dr. Oliver's resulting 30-page non-NI 43-101 compliant report concludes that: "Kena is a very significant and likely undervalued gold-copper occurrence."

The report strongly recommends additional exploration including:

1. Consistently identifying and drill-testing on relatively broad, 200-metre centres, the eastern contact of the Silver King Porphyry;
2. Re-evaluation carefully the gold and copper potential between the South Gold Zone and Kena Gold Zone;
3. Follow-up on extensive geochemical, geophysical and geological work on the southeastern extensions of the Kena Copper area, considered a superb stand-alone exploration target.
4. Drill a minimum of 5,000 metres of NQ core in 20 to 30 exploration boreholes on strong exploration targets in the Gold Mountain, South Gold and Kena Copper Zones.

In September, Dr Oliver's recommendations were followed up with a two-phase work program entailing geochemical sampling and induced polarization (IP) geophysical surveys over the Kena Copper and South Gold zones. The results of the survey have identified a new, high priority geophysical target (November 19, 2009, News Release). The new geophysical anomaly has been defined over a one-kilometre long strike length and remains open to the north and east. The anomaly coincides with a zone of anomalous copper and gold soil values. A program of follow-up drilling and trenching is currently being planned for 2010.

Jersey Emerald Project, BC:

Sultan's 18,000 hectare Jersey Emerald Property is the largest mineral property in the famous Kootenay Arc silver-lead-zinc-tungsten belt. The property is host to five historic mines including British Columbia's second and third largest lead-zinc-silver mines and Canada's second largest tungsten mine. Historic production from the property totals 15.3 million tonnes worth more than $2.0 billion in gross metal values at current prices.

In 2009 Sultan took steps to advance the known tungsten, molybdenum and lead-zinc-silver deposits on the Jersey-Emerald property by:

1. Expanding its Kootenay land position with the acquisition of the historic HB, Garnet and Aspen lead-zinc-silver mines and the Victory Tungsten Deposit, all of which have existing pre NI 43-101 resources.

2. Securing title to the 1,100 acre Jersey Mine and Mill site with the final acquisition of the 700-acre Critchlow property, assuring Sultan road access to the Jersey and Emerald mines.

3. Updating a NI43-101 resource estimate in January 2009 for the Emerald mine showing a measured plus indicated resource of 2,719,000 tons averaging 0.358% WO_3, and an additional inferred resource of 2,320,000tons averaging 0.341% WO_3 at a 0.15% WO_3 cut-off.

4. Making a new discovery of zinc and tungsten mineralization in the Lost Creek Area approximately 2.0 km south of the historic Emerald Tungsten Mine. Surface

samples showed grades of 5.0% zinc and 0.9% tungsten (See News Release of Feb 19, 2009).

5. Carrying out diamond drilling over three tungsten targets with positive results obtained over two of the targets (see news releases of August 20 and September 28th).

6. Flying an Airborne Geophysical Survey over the property in cooperation with Geoscience BC, resulting in a detailed HeliGEOTEM Airborne Geophysical Survey which has identified a number of new exploration targets on the property that will require future follow-up.

7. Carrying out geochemical and geophysical surveys over the Garnet and HB lead-zinc-silver mines in search of new high-quality deposits and extensions to the historical long-life ore bodies. Results for these surveys are pending and are expected in early January.

8. Contracting Giroux Consultants Ltd. of Vancouver, BC to complete a resource estimate for the Jersey Lead-Zinc-Silver Mine, the largest producer in the camp. This study incorporates assays from 94 exploration drill holes completed by Sultan in 2008 and 4,948 historic production drill holes. Results of the study are expected in February.

For the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects" Mr. Perry Grunenberg, P.Geo., of PBG Geoscience of Kamloops, B.C., is Sultan's project supervisor and "Qualified Person" on the Jersey-Emerald programs. Linda Dandy, P.Geo., is the project supervisor and "Qualified Person" on the Kena Property.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

January 11, 2010

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Identifies Two Priority Geophysical Targets on its HB Zinc Property, BC

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to announce that a recently completed magnetometer geophysical survey on its HB and Garnet Zinc Property has identified two, new, high priority, geophysical targets. The two targets lie adjacent to and along strike from the two historic mines. Together the two new targets rival the combined size of the two historic mines. The combined HB and Garnet mining operation was historically British Columbia's third largest lead-zinc producer. The two mines produced a total of 6,656,101 tonnes (7,337,095 tons) of ore at an average grade of 4.1% Zn, 0.8% Pb and 4.8 g/tonne Ag. (BC Geological Survey, Detail Production Report, MINFILE).

The eastern magnetic anomaly is situated along strike to the north of the historic Garnet Zinc mine suggesting the possibility of an extension to the historic mine. This target is comparable in size to the former Garnet mine. The magnetic anomaly is believed to be caused by the mineral pyrrhotite which is locally associated with the zinc mineralization. The Garnet deposit was mined as an open cut and thus only gives a magnetic response over a remnant pillar at the south end of the deposit (see map).

The second geophysical target is situated 400 metres west of the Garnet Mine and trends parallel to both the Garnet and HB deposits. This target is more than 800 metres in length and is comparable in size to the combined Garnet and HB deposits. The target appears to be sub surface plunging to the north but may be exposed on surface at its south end.

Sultan has recently completed a program of geochemical sampling over the geophysical grid and results are expected shortly.

A large database of historical mine records including mine plans, mine sections, drill logs and geological maps was acquired with the property. Mr. Ed Lawrence, P.Eng., former Manager of Sultan's adjacent Jersey and Emerald Mines, is presently undertaking a review of the historical mine records.

Compilation of data, including new geophysical and geochemical results, and historic mine plans and diamond drill results, is currently under way to generate targets for testing by diamond drilling in the spring of 2010. With over $1.75 million in unallocated working capital Sultan is well positioned to commence its planned 2010 projects.

Perry Grunenberg, P.Geo., of PBG Geoscience managed the recent exploration program and is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com



NEW TARGET ZONES
HB Underground Mine
Garnet Open Pit
0 25 50 100 150 200 250
KILOMETRES
Sultan Minerals Inc.
Jersey Emerald Property
Kootenay Zinc Belt
SALMO
LEGEND
SULTAN MINERALS INC.
HB Garnet Mine Area
MAGNETOMETER SURVEY
JERSEY-EMERALD PROPERTY
Salmo, British Columbia

This release was prepared by Sultan's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Sultan expects are forward-looking statements. Although Sultan believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Sultan, investors should review Sultan's filings that are available at www.sedar.com or Sultan's website at www.sultanminerals.com.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

January 15, 2010

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Discovers Potential for large Extensions to the HB & Garnet Zinc Mines at its Jersey-Emerald Property, BC

Sultan Minerals Inc. (**SUL**-TSX-V) ("Sultan") is pleased to announce that a recently completed soil geochemical survey over the HB and Garnet Zinc zones on its Jersey-Emerald Property shows potential for extensions and parallel zones of lead-zinc mineralization. Analytical results identify multiple zinc anomalies where many samples exceed 10,000 ppm, the upper limit of laboratory detection.

The principal soil anomaly is centered over the Garnet Zinc Mine but extends far beyond the original deposit. This strong, 900 metre long, lead and zinc anomaly extends for 300 metres to the north and 300 metres to the south of the historic Garnet workings and remains open to the south. The north end of the soil anomaly partially overlaps with a magnetic geophysical anomaly which is believed to be reflecting mineralization at depth.

Two parallel soil anomalies lie to the west of the Garnet Mine suggesting potential for additional lead-zinc mineralization in an area that has never been drill tested. The western most soil anomaly coincides with the southern end of a strong magnetic geophysical anomaly that is believed to plunge to the north (see News Release of January 11, 2010) where it exists below surface for a distance of 900 metres beyond the zinc soil anomaly.

Several areas of elevated lead and zinc concentrations occur to the east of the Garnet zone. These areas are believed to be reflecting surface exposures of the HB Zinc deposit and the associated mine workings.

A large database of historical mine records including mine plans, mine sections, drill logs and geological maps was acquired with the property. Mr. Ed Lawrence, P.Eng., former Manager of Sultan's adjacent Jersey and Emerald Mines, is presently undertaking a review of the historical mine records. Preliminary inspection of this information confirms the soil results and suggests that the south end of the Garnet zinc deposit remains open and may extend to the south far beyond the previous mining operations.

Compilation of this geochemical data, with the recently reported geophysical results and historic mine plans and diamond drill results, is presently underway. Targets generated by this work will be tested by diamond drilling in the spring of 2010. With over $1.75 million in unallocated working capital Sultan is well positioned to commence its planned 2010 projects.

Perry Grunenberg, P.Geo., of PBG Geoscience managed the recent exploration program and is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor and Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com


MAGNETIC HIGHS
HB
Underground
Mine
Garnet
Open Pit
Zinc in Soil > 4,000ppm
METRES
SULTAN MINERALS INC.
HB Garnet GRID
SOIL GEOCHEMISTRY
Contours of Zinc (ppm)
JERSEY-EMERALD PROPERTY
Salmo, British Columbia

This release was prepared by Sultan's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Sultan expects are forward-looking statements. Although Sultan believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Sultan, investors should review Sultan's filings that are available at www.sedar.com or Sultan's website at www.sultanminerals.com.